

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 12, 2012

<u>Via E-mail</u>
Mr. Salvatore D. Fazzolari
Chief Executive Officer
Harsco Corporation
350 Poplar Church Road
Camp Hill, Pennsylvania 17011

      RE: **Harsco Corporation**
                Form 10-K for the Fiscal Year Ended December 31, 2010
                Filed February 24, 2011
                File No. 1-03970

Dear Mr. Fazzolari:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in filings to be certain that the filings includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                Sincerely,

                /s/ Terence O'Brien

                Terence O'Brien
                Accounting Branch Chief